Announcement








                  CompanyGoldmanSachs International
                  TIDMTTP
                  HeadlineEMM Disclosure
                  Released11:13 21 Feb 2003
                  Number7997H






RNS Number:7997H
GoldmanSachs International
21 February 2003

EMM DISCLOSURE

                                  FORM 38.5 (SUMMARY)



Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International


Date of disclosure

21 February 2003


Contact name

Peter Highton

Telephone number

+44 207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Cambridge Antibody Technology Group plc

Oxford Glycosciences plc

Celltech Group plc


AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:


In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.



For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk



                                     FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)

Celltech Group plc

Class of security

Ordinary Shares

Date of disclosure

21 February 2003

Date of dealing

20 February 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

167,728


Highest price paid*

3.4901 GBP Sterling


Lowest price paid*

3.4720 GBP Sterling



Total number of securities sold

18,100



Highest price received*

3.5000 GBP Sterling



Lowest price received*
3.5000 GBP Sterling



*Currency must be stated




                                    FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)

Cambridge Antibody Technology Group plc




Class of security

Ordinary Shares




Date of disclosure

21 February 2003



Date of dealing

20 February 2003



Name of EMM

Goldman Sachs International




Name of offeree/offeror with whom connected

Oxford Glycosciences plc



Total number of securities purchased

22,200



Highest price paid*

4.3700 GBP Sterling



Lowest price paid*

4.3116 GBP Sterling



Total number of securities sold

3,875



Highest price received*

4.3126 GBP Sterling



Lowest price received*
4.3126 GBP Sterling



*Currency must be stated





                                FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)

Oxford Glycoscience plc




Class of security

Ordinary Shares




Date of disclosure

21 February 2003



Date of dealing

20 February 2003



Name of EMM

Goldman Sachs International




Name of offeree/offeror with whom connected

Oxford Glycosciences plc



Total number of securities purchased

0



Highest price paid*

0.00 GBP Sterling



Lowest price paid*

0.00 GBP Sterling



Total number of securities sold

50,000



Highest price received*

1.9000 GBP Sterling



Lowest price received*
1.9000 GBP Sterling



*Currency must be stated